

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

December 8, 2005

**via U.S. mail and facsimile**

John J. Zillmer, Chief Executive Officer
Allied Waste Industries, Inc.
15880 North Greenway-Hayden Loop, Suite 100
Scottsdale, AZ  85260

>       **RE:    Form 10-K for the fiscal year ended December 31, 2004
>            Forms 10-Q for the fiscal quarters ended March 31, 2005, June 30,
>            2005, and September 30, 2005
>            File No. 1-14705**

Dear Mr. Zillmer:


        We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        If you have any further questions regarding our review of your filings, please contact Meagan Caldwell at (202) 551-3754 or, in her absence, Nathan Cheney at (202) 551-3714.


                                    Sincerely,


                                    John Hartz
                                    Senior Assistant Chief Accountant